UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Stock Listing Information
Mexican Stock Exchange
Ticker: KOFL
COCA-COLA FEMSA ANNOUNCEMENT

Coca-Cola FEMSA announces new business structure and organizational changes

Mexico City, August 25, 2011 – Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA” or the “Company”), the largest public bottler of Coca-Cola products in the world in terms of sales volume, announces the following business structure and organizational changes:

Ernesto Silva Almaguer, who is presently in charge of our Mexico division, will now extend his responsibilities. In addition to our Mexican operations, he will manage our Central American franchise territories in Guatemala, Nicaragua, Costa Rica, and Panama. These franchise territories will integrate our new Mexico and Central America division. Ernesto’s considerable operating experience has been an important driver of our Mexico division’s growth, maintaining a strong focus on profitability and enhancing the execution capabilities of our largest operation to realize its full potential. With more than 15 years of experience in our Company, he served as Chief Operating Officer of our Mercosur division, among other executive positions.

John Santa Maria Otazua, who is currently in charge of Strategic Planning and Commercial Development, will become the head of our new South America division. This new division will comprise our operations in Colombia, Venezuela, Brazil, and Argentina. John has played a key role in our Company’s strategic planning processes over the past three years and has led our efforts to design and coordinate the implementation of innovative commercial and service models. He has more than 16 years of experience within our Company, during which time he served as Chief Operating Officer of our Mexican operations, among other executive positions.

Rafael Suarez Olaguibel, who is currently in charge of the Latincentro division, will become head of Special Projects at the corporate level. Rafael’s track record during his five years as head of this division has been fundamental to the successful operation of these franchise territories and their improved profitability in a complex environment. He has more than 25 years of experience in Coca-Cola FEMSA, during which time he served as Commercial Planning and Strategic Development Director, and Chief Operating Officer of our Mexican and Argentinean operations, among other executive positions.

“This new business structure will provide us with the necessary flexibility to manage our business going forward and extend our track record of growth. Coca-Cola FEMSA has constantly worked to develop the talent and capabilities to achieve a highly efficient organization, well prepared to continue on its path of growth and capture the potential of the beverage industry, relying on our most valuable asset, our wide pool of talented professionals. We are confident that John and Ernesto will ensure the continued growth of our operations and that Rafael will continue to contribute his experience to develop our Company’s capabilities,” said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

In accordance with this new business structure, as of the third quarter of 2011, our reporting segments will be Mexico and Central America, and South America.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias and part of the state of Minas Gerais) and Argentina (Buenos Aires and surrounding areas), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 30 bottling facilities in Latin America and serves close to 1,600,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

NYSE (ADR)
Ticker: KOF

Ratio of KOF L to KOF = 10:1

For Further Information:

Investor Relations

José Castro
jose.castro@kof.com.mx
(5255) 5081-5120 / 5121

Gonzalo García
gonzalojose.garciaa@kof.com.mx
(5255) 5081-5148

Roland Karig roland.karig@kof.com.mx
(5255) 5081-5186

Website:
www.coca-colafemsa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: August 25, 2011